Exhibit (a)(1)(i)

Offer to Purchase for Cash

by

of

Up to $80,000,000 Aggregate Principal Amount

of its Outstanding

3.125% Convertible Senior Notes due 2011

at a Purchase Price Not Greater than $400

Nor Less than $320

Per $1,000 Principal Amount,

Plus Accrued and Unpaid Interest Thereon

THE OFFER, PRORATION PERIOD AND

WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M.,

NEW YORK CITY TIME, ON TUESDAY, DECEMBER 9, 2008,

UNLESS THE OFFER IS EXTENDED.

Cell Genesys, Inc., a Delaware corporation (the “Company,” “we,” “our” or “us”), is offering to purchase for cash, upon the terms and subject to the conditions set forth in this Offer to Purchase and in the accompanying Letter of Transmittal (which together, as they may be amended or supplemented from time to time, constitute the “Offer”), up to $80,000,000 aggregate principal amount of our outstanding 3.125% Convertible Senior Notes due 2011 (the “Notes”) at a price not greater than $400 nor less than $320 per $1,000 principal amount, plus accrued and unpaid interest thereon up to, but not including, the date of purchase at prices determined by the “Modified Dutch Auction” procedure described below.

Under the “Modified Dutch Auction” procedure, we will determine a single price that we will pay per $1,000 principal amount for Notes validly tendered and not properly withdrawn from the Offer, taking into account the total amount of Notes tendered and the prices specified by tendering Note holders (“Holders”). We will select the lowest purchase price that will allow us to purchase $80,000,000 aggregate principal amount of our outstanding Notes or such lesser amount of Notes as are validly tendered and not properly withdrawn, at prices not greater than $400 nor less than $320 per $1,000 principal amount, plus accrued and unpaid interest thereon up to, but not including, the date of purchase (such purchase price, the “Purchase Price”). All Notes acquired in the Offer will be acquired at the same purchase price, including those Notes tendered at a price lower than the Purchase Price. Only Notes validly tendered at prices at or below the Purchase Price selected by us, and not properly withdrawn, will be purchased. However, due to the proration provisions described in this Offer to Purchase, we may not purchase all of the Notes tendered at or below the Purchase Price if more than the aggregate principal amount of Notes that we seek to purchase are tendered at or below the Purchase Price. Notes not purchased in the Offer will be returned to the tendering Holders at our expense promptly after the expiration of the Offer.

As of November 7, 2008, the $80,000,000 aggregate principal amount of our Notes that we are offering to purchase pursuant to the Offer (the “Offer Amount”) represents approximately 67.4% of the total aggregate outstanding principal amount of the Notes.

In the event that the amount of Notes validly tendered and not properly withdrawn on or prior to the Expiration Date (as defined herein) at or below the Purchase Price exceeds the Offer Amount, the Company will accept for payment the Notes that are validly tendered and not properly withdrawn at or below the Purchase Price on a pro rata basis from among such tendered Notes. In all cases, the Company will make appropriate adjustments to avoid purchases of Notes in a principal amount other than an integral multiple of $1,000. We reserve the right, in our sole discretion, to purchase more than $80,000,000 aggregate principal amount of our Notes in the Offer and to increase the maximum aggregate purchase price, subject to applicable law. In accordance with the rules of the Securities and Exchange Commission (the “SEC”), we may purchase an additional amount of Notes not to exceed 2% of the aggregate principal amount outstanding (approximately $2,373,000 aggregate principal amount as of November 7, 2008) without amending or extending the Offer. See Section 3, “Terms of the Offer” and Section 4, “Amendment; Extension; Waiver; Termination.”

The CUSIP numbers for the Notes are: 150921AA2 and 150921AB0.

THE OFFER IS NOT CONDITIONED ON THE TENDER OF ANY MINIMUM PRINCIPAL AMOUNT OF NOTES. THE OFFER IS, HOWEVER, SUBJECT TO OTHER CONDITIONS. SEE SECTION 10, “CONDITIONS OF THE OFFER.”

OUR BOARD OF DIRECTORS HAS APPROVED THE OFFER. HOWEVER, NEITHER WE NOR ANY MEMBER OF OUR BOARD OF DIRECTORS, LAZARD CAPITAL MARKETS LLC, THE DEALER MANAGER FOR THIS OFFER (THE “DEALER MANAGER”), GEORGESON INC., THE INFORMATION AGENT FOR THIS OFFER (THE “INFORMATION AGENT”), OR U.S. BANK NATIONAL ASSOCIATION, THE DEPOSITARY FOR THIS OFFER (THE “DEPOSITARY”), MAKES ANY RECOMMENDATION TO YOU AS TO WHETHER YOU SHOULD TENDER OR REFRAIN FROM TENDERING YOUR NOTES OR AS TO THE PURCHASE PRICE OR PURCHASE PRICES AT WHICH YOU MAY CHOOSE TO TENDER YOUR NOTES. NEITHER WE NOR ANY MEMBER OF OUR BOARD OF DIRECTORS, THE DEALER MANAGER, THE INFORMATION AGENT OR THE DEPOSITARY HAS AUTHORIZED ANY PERSON TO MAKE ANY RECOMMENDATION WITH RESPECT TO THE OFFER. YOU MUST MAKE YOUR OWN DECISION AS TO WHETHER TO TENDER YOUR NOTES AND, IF SO, THE AGGREGATE PRINCIPAL AMOUNT OF NOTES TO TENDER AND THE PURCHASE PRICE OR PURCHASE PRICES AT WHICH YOUR NOTES SHOULD BE TENDERED. IN DOING SO, YOU SHOULD CONSULT YOUR OWN INVESTMENT AND TAX ADVISORS, AND READ CAREFULLY AND EVALUATE THE INFORMATION IN THIS OFFER TO PURCHASE AND IN THE RELATED LETTER OF TRANSMITTAL, INCLUDING OUR REASONS FOR MAKING THE OFFER. SEE SECTION 1, “PURPOSE OF THE OFFER; CERTAIN INFORMATION ABOUT THE COMPANY.”

The Dealer Manager for the Offer is:

LAZARD CAPITAL MARKETS

November 7, 2008

IMPORTANT

Any Holder desiring to tender Notes in the Offer must (i) in the case of a beneficial owner whose Notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee, contact the nominee and request that such nominee tender your Notes; (ii) in the case of a Holder who holds physical certificates evidencing such Notes, complete and sign the accompanying Letter of Transmittal (or a facsimile thereof) in accordance with the instructions set forth therein, have the signature thereon guaranteed (if required by Instruction 1 of the Letter of Transmittal), and deliver the properly completed and duly executed Letter of Transmittal (or a facsimile thereof), together with the certificates evidencing the Notes and any other required documents, to the Depositary. Only registered holders of Notes are entitled to tender such Notes (except as set forth in the Letter of Transmittal). A beneficial owner whose Notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee must contact such broker, dealer, commercial bank, trust company or other nominee if such beneficial owner desires to tender Notes so registered. See Section 6, “Procedures for Tendering Notes.”

All tenders of Notes must be made before the Offer expires at 5:00 p.m., New York City time, on Tuesday, December 9, 2008 (unless the Offer is extended).

A Holder who desires to tender Notes and whose certificates for such Notes are not immediately available, who cannot deliver all required documents to the Depositary prior to the expiration of the Offer, or who cannot comply in a timely manner with the procedure for The Depository Trust Company (“DTC”) transfer described herein, may tender such Notes by following the procedure for guaranteed delivery set forth in Section 6, “Procedures for Tendering Notes—Guaranteed Delivery.”

The Depositary and DTC have confirmed to us that the Offer is eligible for DTC’s Automated Tender Offer Program (“ATOP”). Accordingly, DTC participants may electronically transmit their acceptance of the Offer by causing DTC to transfer their Notes to the Depositary in accordance with DTC’s ATOP procedures for such a transfer. DTC will then send an Agent’s Message (as defined herein) to the Depositary. Holders desiring to tender their Notes on or prior to the Expiration Date should note that such Holders must allow sufficient time for completion of the ATOP procedures during normal business hours of DTC on such date. See Section 6, “Procedures for Tendering Notes.”

Tendering Holders who hold Notes registered in their own names and who tender their Notes directly to the Depositary will not be obligated to pay brokerage fees or commissions, the fees and expenses of the Dealer Manager, the Information Agent or the Depositary or, subject to Instruction 7 of the Letter of Transmittal, transfer taxes on the purchases of Notes in the Offer. If you hold your Notes through a broker, dealer, commercial bank, trust company or other nominee, we urge you to consult such nominee to determine whether any transaction costs are applicable. The Company will pay all fees and expenses of the Dealer Manager, the Information Agent and the Depositary in connection with the Offer.

WE HAVE NOT AUTHORIZED ANY PERSON TO MAKE ANY RECOMMENDATION ON OUR BEHALF AS TO WHETHER YOU SHOULD TENDER OR REFRAIN FROM TENDERING YOUR NOTES IN THE OFFER. WE HAVE NOT AUTHORIZED ANY PERSON TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION IN CONNECTION WITH THE OFFER OTHER THAN THOSE CONTAINED IN THIS DOCUMENT OR IN THE RELATED LETTER OF TRANSMITTAL. YOU SHOULD NOT RELY ON ANY RECOMMENDATION, OR ANY SUCH REPRESENTATION OR INFORMATION, AS HAVING BEEN AUTHORIZED BY US, ANY MEMBER OF OUR BOARD OF DIRECTORS, THE DEALER MANAGER, THE INFORMATION AGENT OR THE DEPOSITARY.

We are not making the Offer to, and will not accept any tendered Notes from, Holders in any jurisdiction where it would be illegal to do so. However, we may, at our discretion, take any actions necessary for us to make the Offer to Holders in any such jurisdiction. The delivery of this Offer to Purchase shall not under any circumstances create any implication that the information contained herein, or incorporated herein by reference, is correct as of any time subsequent to the date hereof or, in the case of information incorporated herein by reference, subsequent to the date thereof, or that there has been no change in the information set forth herein, or incorporated herein by reference, or in the affairs of the Company or any subsidiaries of the Company since the date hereof.

This Offer to Purchase and the accompanying Letter of Transmittal contain important information which should be read carefully and in its entirety before any decision is made with respect to the Offer.

You may contact the Information Agent, the Dealer Manager or your broker, bank or other nominee for assistance in connection with this Offer. To request additional copies of the Offer documents, please contact the Information Agent. The contact information for the Information Agent and the Dealer Manager is set forth on the back cover of this Offer to Purchase.

AVAILABLE INFORMATION

The Company is subject to the periodic reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and in accordance therewith files reports and other information with the SEC. Such reports and other information filed with the SEC by the Company may be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, Room 1580, Washington, D.C. 20549. Copies of such materials can be obtained at prescribed rates from the Public Reference Section of the SEC at 100 F Street, Room 1580, Washington, D.C. 20549. Such material may also be accessed electronically at the SEC’s internet website located at http://www.sec.gov. Statements made in this Offer to Purchase concerning the provisions of any contract, agreement, indenture, security document or other document referred to herein are not necessarily complete. With respect to each such statement concerning a contract, agreement, indenture, security document or other document filed with the SEC, reference is made to such filing for a more complete description of the matter involved, and each such statement is qualified in its entirety by such reference.

INCORPORATION OF DOCUMENTS BY REFERENCE

The following documents filed by the Company with the SEC are incorporated herein by reference and shall be deemed to be a part hereof:

•

the Company’s annual report on Form 10-K for the fiscal year ended December 31, 2007, filed with the SEC on February 28, 2008, including certain information incorporated by reference therein from our definitive proxy statement for our 2008 Annual Meeting of Stockholders, filed with the SEC on April 17, 2008;

•

the Company’s quarterly reports on Form 10-Q for the fiscal quarters ended March 31, 2008, June 30, 2008 and September 30, 2008, filed with the SEC on May 1, 2008, August 1, 2008 and November 6, 2008, respectively; and

•

the Company’s current reports on Form 8-K, filed with the SEC on January 15, 2008, March 31, 2008, May 12, 2008, August 27, 2008, September 11, 2008, October 16, 2008, October 22, 2008 and October 24, 2008.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein, or contained in this Offer to Purchase, shall be deemed to be modified or superseded for purposes of this Offer to Purchase to the extent that a statement contained herein or in any subsequently filed document or report that also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified shall not be deemed to constitute a part of this Offer to Purchase, except as so modified or superseded.

You may obtain any document incorporated herein by reference by contacting the SEC as described above under “Available Information” or by contacting the Company at 500 Forbes Blvd., South San Francisco, California 94080, telephone: (650) 266-3000. The Company will provide the documents incorporated by reference, without charge, upon written or oral request.

FORWARD-LOOKING STATEMENTS

Statements made in this Offer to Purchase other than statements of historical fact, including statements about any future purchases or redemptions of outstanding Notes, potential strategic alternatives of the Company (such as a merger with or acquisition by another company, further restructuring of the Company and allocation of our resources toward other biopharmaceutical product areas, and sale of the Company’s assets and liquidation of the Company), net gain resulting from any purchases of Notes, estimated restructuring charges and cash position, current and potential corporate partnerships, licenses and intellectual property, the adequacy of capital reserves, anticipated operating results and cash expenditures, financial and cash forecasts, future interest expenses, future compliance with Nasdaq rules and any actions to regain compliance with those rules, the progress, results, findings, analysis and timing of clinical trials and preclinical programs, the nature of product pipelines, and the Company’s progress, results, findings, analysis and timing of clinical trials and preclinical programs, are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. As forward-looking statements, they are subject to a number of uncertainties that could cause actual results to differ materially from the statements made. Reference is made to discussions about risks that may affect us under the heading “Certain Significant Considerations” in this Offer to Purchase, and the section entitled “Risk Factors” under Item 1A of Part II of our Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2008. We do not undertake any obligation to update forward-looking statements.

v

TABLE OF CONTENTS

SUMMARY TERM SHEET		1

THE OFFER		5

1.	Purpose of the Offer; Certain Information about the Company	5

2.	Description of the Notes	6

3.	Terms of the Offer	7

4.	Amendment; Extension; Waiver; Termination	8

5.	Certain Significant Considerations	9

6.	Procedures for Tendering Notes	11

7.	Withdrawal of Tenders	14

8.	Acceptance of Notes for Payment; Accrual of Interest	15

9.	Source and Amount of Funds	16

10.	Conditions of the Offer	16

11.	Certain U.S. Federal Income Tax Considerations	18

12.	Interests of Directors and Executive Officers; Transaction and Arrangements Concerning the Notes	21

13.	Market and Trading Information	21

14.	The Dealer Manager, Information Agent and Depositary	22

15.	Solicitation	23

16.	Certain Legal Matters; Regulatory Approvals	23

17.	Fees and Expenses	24

18.	Miscellaneous	24

SUMMARY TERM SHEET

We are providing this summary term sheet for your convenience. It highlights certain material information in this Offer to Purchase, but you should realize that it does not describe all of the details of the Offer to the same extent described elsewhere in this Offer to Purchase. The following summary is qualified in its entirety by the more detailed information appearing elsewhere or incorporated by reference in this Offer to Purchase and the Letter of Transmittal. We urge you to read the entire Offer to Purchase and the Letter of Transmittal because they contain the full details of the Offer.

Who is offering to purchase my Notes?

Cell Genesys, Inc., the issuer of the 3.125% Convertible Senior Notes due 2011, is offering to purchase the Notes.

What is the purpose of the Offer?

We are making the Offer in order to reduce the principal amount of our outstanding indebtedness. Furthermore, we believe that the Offer provides an opportunity to Holders to gain liquidity with respect to the Notes that such Holders may not otherwise have. We believe that reducing our outstanding indebtedness is appropriate for our business to operate in light of our ongoing restructuring. We also believe that reducing our outstanding indebtedness will provide us with increased flexibility to explore strategic alternatives, including a merger with or acquisition by another company, further restructuring of the Company and allocation of our resources toward other biopharmaceutical product areas, or the sale of the Company’s assets and liquidation of the Company. We further believe that purchasing the Notes in the Offer is an effective use of our cash resources at this time and that subsequent to the Offer, we will have sufficient cash to meet our near-term operating requirements. See Section 1, “Purpose of the Offer; Certain Information about the Company.”

What principal amount of the total issue of Notes is being purchased?

We are offering to purchase for cash up to $80,000,000 aggregate principal amount of our outstanding Notes (representing approximately 67.4% of the aggregate outstanding principal amount of the Notes as of November 7, 2008), or such lesser amount of Notes as are validly tendered and not properly withdrawn. See Section 3, “Terms of the Offer.”

In accordance with the rules of the SEC, we may purchase an additional amount of Notes not to exceed 2% of the aggregate principal amount outstanding (approximately $2,373,000 aggregate principal amount as of November 7, 2008) without amending or extending the Offer.

What will be the purchase price for my Notes?

We are conducting the Offer through a procedure commonly called a “Modified Dutch Auction.” This procedure allows you to select the price, within a price range specified by us, at which you are willing to sell your Notes. We are offering to purchase the Notes for cash at a price not greater than $400 nor less than $320 per $1,000 principal amount (the “Price Range”). We will select the lowest purchase price that will allow us to purchase $80,000,000 aggregate principal amount of our outstanding Notes or such lesser amount of Notes as are validly tendered and not properly withdrawn. We will pay the Purchase Price in cash, plus accrued and unpaid interest thereon up to, but not including, the date on which we purchase your Notes. We will purchase all Notes at the same purchase price, even if you have selected a lower purchase price, but we will not purchase any Notes tendered at a price above the Purchase Price selected by us. See Section 3, “Terms of the Offer.”

How do I set my purchase price?

In order to select the purchase price at which you wish to sell your Notes, you must indicate the price within the specified range (in multiples of $10 per $1,000 principal amount) at which you wish to tender your Notes in the section of the Letter of Transmittal captioned “Description of Notes Tendered — Price at Which Notes Are

Being Tendered” (if you hold the Notes in physical form) or by instructing the registered holder of your Notes (if you hold your Notes through a broker, dealer, commercial bank, trust company or other nominee). Alternatively, if you wish to maximize the chance that we will purchase your Notes, you should refrain from specifying a price at which you are tendering your Notes, in which case, you will accept the Purchase Price selected by us in the Offer. You should understand that not specifying a price at which your Notes are being tendered may have the effect of lowering the Purchase Price paid for Notes in the Offer and could result in your Notes being purchased at the minimum price of $320 per $1,000 principal amount. See Section 6, “Procedures for Tendering Notes.”

What if not enough Notes are tendered?

The Offer is not conditioned on any minimum number of Notes being tendered. If less than the aggregate principal amount of Notes that we are seeking to purchase is validly tendered, all Notes tendered will be accepted and the highest Purchase Price selected by a tendering Holder will be paid to all tendering Holders. See Section 3, “Terms of the Offer” and Section 8, “Acceptance of Notes for Payment; Accrual of Interest.”

What if more Notes are tendered than the Offer Amount?

In the event that the amount of Notes validly tendered on or prior to the Expiration Date (as defined below) at or below the Purchase Price exceeds the aggregate principal amount of Notes we are seeking to purchase, then the Company will accept for payment the Notes that are validly tendered and not properly withdrawn at or below the Purchase Price on a pro rata basis from among such tendered Notes. In all cases, the Company will make appropriate adjustments to avoid purchases of Notes in a principal amount other than an integral multiple of $1,000. See Section 3, “Terms of the Offer” and Section 8, “Acceptance of Notes for Payment; Accrual of Interest.”

You may select which of your tendered Notes you would like purchased first in the event of such a pro rata acceptance of tendered Notes by indicating such preference in the section of the Letter of Transmittal captioned “Description of Notes Tendered” (if you hold the Notes in physical form) or by instructing the registered holder of your Notes (if you hold your Notes through a broker, dealer, commercial bank, trust company or other nominee).

When does this Offer expire?

The Offer expires at 5:00 p.m., New York City time, on Tuesday, December 9, 2008, unless the Offer is extended. We refer to this date in this Offer to Purchase as the “Expiration Date,” unless and until we, in our sole discretion, shall have extended the period of time during which the Offer will remain open, in which event the term “Expiration Date” shall refer to the latest time and date at which the Offer, as so extended by us, shall expire. If a broker, dealer, commercial bank, trust company or other nominee holds your Notes, such nominee may have an earlier deadline for accepting the Offer. You should contact the broker, dealer, commercial bank, trust company or other nominee that holds your Notes to determine its deadline.

Can the Offer be extended, amended or terminated, and if so, under what circumstances?

Yes, we can extend or amend the Offer in our sole discretion. If we extend the Offer, we will delay the acceptance of any Notes that have been tendered. See Section 4, “Amendment; Extension; Waiver; Termination.” We can terminate the Offer under certain circumstances. See Section 10, “Conditions of the Offer.”

How will I be notified if you extend the Offer?

If we extend the Offer, we will issue a press release no later than 9:00 a.m., New York City time, on the first business day following the previously scheduled expiration date of the Offer. See Section 4, “Amendment; Extension; Waiver; Termination.”

When will I get paid?

Payments will be made promptly following the Expiration Date of the Offer. See Section 8, “Acceptance of Notes for Payment; Accrual of Interest.”

How will you pay for my Notes?

We will use cash on hand to pay for the Notes purchased in the Offer. See Section 9, “Source and Amount of Funds.”

Are there any conditions of the Offer?

The Offer is not conditioned on any minimum principal amount of Notes being tendered in the Offer. Our obligation to accept for payment, and to pay for, Notes validly tendered pursuant to the Offer is, however, conditioned upon the satisfaction or waiver (to the extent permitted by law), on or prior to the Expiration Date, of the conditions set forth in Section 10, “Conditions of the Offer.”

How do I tender my Notes?

The manner in which you may validly tender your Notes will depend on the manner in which you hold such Notes:

•

if your Notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee, contact the nominee and request that such nominee effect the tender of those Notes that you wish to tender in the Offer; or

•

if you hold physical certificates evidencing Notes, you must complete and sign the enclosed Letter of Transmittal (or a facsimile thereof) in accordance with the instructions set forth therein, have the signature thereon guaranteed (if required by Instruction 1 of the Letter of Transmittal), and deliver the properly completed and duly executed Letter of Transmittal (or a facsimile thereof), together with the certificates evidencing the Notes being tendered and any other required documents, to the Depositary.

A Holder who desires to tender Notes and whose certificates for such Notes are not immediately available, or who cannot deliver all required documents to the Depositary prior to the expiration of the Offer, or who cannot comply in a timely manner with the procedure for DTC transfer described herein, may tender such Notes by following the procedure for guaranteed delivery set forth in Section 6, “Procedures for Tendering Notes—Guaranteed Delivery.”

Only registered Holders are entitled to tender such Notes. A beneficial owner whose Notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee must contact such broker, dealer, commercial bank, trust company or other nominee if such beneficial owner desires to tender Notes in the Offer. See Section 6, “Procedures for Tendering Notes” and Section 8, “Acceptance of Notes for Payment; Accrual of Interest.”

If I change my mind, can I withdraw my tender of Notes?

Tenders of Notes may be withdrawn at any time prior to the Expiration Date. In general, you need only notify the Depositary for the Offer on or prior to the Expiration Date, in writing (unless such Notes were tendered by DTC transfer), of your intention to withdraw Notes previously tendered. However, if you tender Notes through a broker, dealer, commercial bank, trust company or other nominee, you must contact such nominee regarding withdrawal. You may also withdraw your Notes at any time after midnight on Wednesday, January 7, 2009, if we have not yet accepted for payment the Notes that you have tendered in the Offer.

Please read the procedures detailed in Section 7, “Withdrawal of Tenders” in this Offer to Purchase. No consideration shall be payable in respect of Notes so withdrawn.

What if I do not want to tender my Notes?

Notes not tendered and purchased pursuant to the Offer will remain outstanding. As a result of the consummation of the Offer, the aggregate principal amount of Notes that remains outstanding may be noticeably reduced. This may adversely affect the liquidity of and, consequently, the market price for the Notes that remain outstanding after consummation of the Offer. The terms and conditions governing the Notes, including the covenants and other protective provisions contained in the Indenture (as defined herein) governing the Notes, will remain unchanged. No amendment to the Indenture is being sought. See Section 5, “Certain Significant Considerations.”

Has the Board of Directors approved the Offer?

Yes, our Board of Directors has approved the Offer. However, neither we nor our Board of Directors, the Dealer Manager, the Information Agent or the Depositary makes any recommendation to you as to whether you should tender or refrain from tendering your Notes or as to the price or prices at which you may choose to tender your Notes.

What are the material tax consequences of tendering my Notes?

The receipt of cash for Notes pursuant to the Offer will generally be a taxable transaction for U.S. federal income tax purposes. You are urged to consult your own tax advisors as to the specific federal, state, local and foreign income, franchise, personal property any other tax consequences to you of tendering the Notes pursuant to the Offer. See Section 11, “Certain U.S. Federal Income Tax Considerations.”

Who is the Dealer Manager?

Lazard Capital Markets LLC is serving as Dealer Manager in connection with the Offer. The address and telephone numbers for the Dealer Manager are set forth on the back cover of this Offer to Purchase. See Section 14, “The Dealer Manager, Information Agent and Depositary.”

Who is the Depositary?

U.S. Bank National Association is serving as Depositary in connection with the Offer. The addresses and telephone numbers for the Depositary are set forth on the back cover of this Offer to Purchase. See Section 14, “The Dealer Manager, Information Agent and Depositary.”

Who is the Information Agent?

Georgeson Inc. is serving as Information Agent in connection with the Offer. The address and telephone numbers for the Information Agent are set forth on the back cover of this Offer to Purchase. See Section 14, “The Dealer Manager, Information Agent and Depositary.”

THE OFFER

1.	Purpose of the Offer; Certain Information about the Company.

Purpose of the Offer. We are making the Offer in order to reduce the principal amount of our outstanding indebtedness. Furthermore, we believe that the Offer provides an opportunity to Holders to gain liquidity with respect to the Notes that such Holders may not otherwise have. We believe that reducing our outstanding indebtedness is appropriate for our business to operate in light of our ongoing restructuring. We also believe that reducing our outstanding indebtedness will provide us with increased flexibility to explore strategic alternatives, including a merger with or acquisition by another company, further restructuring of the Company and allocation of our resources toward other biopharmaceutical product areas, or the sale of the Company’s assets and liquidation of the Company. We further believe that purchasing the Notes in the Offer is an effective use of our cash resources at this time and that subsequent to the Offer we will have sufficient cash to meet our near-term operating requirements. We have no commitments to consummate any acquisition or other extraordinary transaction (other than the Offer) at this time, but we are exploring strategic alternatives, as discussed above. Any Notes that the Company accepts for payment will be canceled. We will use funds from cash on hand to consummate the Offer. See Section 3, “Terms of the Offer.”

Certain Information about the Company. We are a biotechnology company that was focused on the development and commercialization of novel biological therapies for patients with cancer. We were developing cell-based cancer immunotherapies and oncolytic virus therapies to treat different types of cancer. Our clinical stage cancer programs involved cell- or viral-based products that have been modified to impart disease-fighting characteristics that are not found in conventional chemotherapeutic agents. As part of our GVAX(TM) cancer immunotherapy programs, we initiated two Phase 3 clinical trials for GVAX immunotherapy for prostate cancer in July 2004 and June 2005, respectively, each under a Special Protocol Assessment, or SPA, with the United States Food and Drug Administration, or FDA. In March 2008, we entered into a worldwide collaboration agreement with Takeda Pharmaceutical Company Limited, or Takeda, for the development and commercialization of GVAX immunotherapy for prostate cancer. In August 2008, we terminated enrollment and administration of GVAX immunotherapy for prostate cancer in VITAL-2, the second of the two Phase 3 clinical trials in advanced prostate cancer. This action was taken based on the recommendation of the study’s Independent Data Monitoring Committee, or IDMC, which, in a routine safety review meeting of both the VITAL-1 and VITAL-2 trials, observed an imbalance in deaths between the two treatment arms of the VITAL-2 study, with a higher number of deaths in the GVAX immunotherapy in combination with Taxotere® (docetaxel) arm compared to the Taxotere plus prednisone arm. As a result, in September 2008 the FDA placed a partial clinical hold on the GVAX Phase 3 program for prostate cancer. In October 2008, we terminated the VITAL-1 Phase 3 clinical trial based on the results of a previously unplanned futility analysis conducted at our request by the IDMC which indicated that the trial had less than a 30% chance of meeting its predefined endpoint of an improvement in survival.

In view of the termination of both the VITAL-1 and VITAL-2 trials, we placed on hold further development of GVAX immunotherapy for prostate cancer and implemented a substantial restructuring plan. We had previously devoted substantially all of our research, development and clinical efforts and financial resources toward the development of GVAX immunotherapy for prostate cancer, and we have only limited early stage product candidates in clinical or preclinical development. As a result of these circumstances, we plan to reduce our staff of 290 by approximately 80% by the end of 2008 with further reductions anticipated in the first half of 2009 as additional activities are phased out. Personnel-related restructuring charges of approximately $13.9 million are expected to be incurred in the fourth quarter of 2008. These charges are primarily associated with one-time termination benefits. We are currently evaluating the effect of the restructuring on our other assets, liabilities and consolidated financial statements and our estimate is subject to change.

As of October 31, 2008, we had approximately $123 million in cash, and assuming that we use $32 million to consummate the Offer, estimated as of that date that our year-end cash balance would be approximately $87 million.

Cell Genesys, Inc. was incorporated in the State of Delaware in 1988. Our common stock, $0.001 par value (“Common Stock”), trades on the NASDAQ Global Market under the symbol “CEGE.” Our principal executive offices are located at 500 Forbes Boulevard, South San Francisco, California 94080, and our phone number is (650) 266-3000. Our Internet home page is located at http://www.cellgenesys.com; however, the information in, or that can be accessed through, our home page is not part of this Offer to Purchase. Our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to these reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act are available, free of charge, on or through our Internet home page as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC. See “Available Information” and “Incorporation of Documents by Reference.”

2.	Description of the Notes.

The following description of the Notes and any other descriptions of the Notes contained in this Offer to Purchase are qualified in their entirety by reference to the Indenture, dated as of October 20, 2004 (the “Indenture”), among the Company and U.S. Bank National Association, as Trustee, filed as an exhibit to the Company’s Registration Statement on Form S-3 (Reg. No. 333-121732), which was filed with the SEC on December 29, 2004.

The Notes were issued pursuant to the Indenture. The terms of the Notes are as stated in the Indenture and as made a part of the Indenture by reference to the Trust Indenture Act of 1939. The Notes are subject to all such terms and the Holders are referred to the Indenture and the Trust Indenture Act of 1939 for a statement thereof. Copies of the Indenture are available from the Information Agent at the address and telephone number set forth on the back cover of this Offer to Purchase.

In October 2004, we entered into a purchase agreement with initial purchasers relating to the private placement of $110 million aggregate principal amount of the Notes. We granted the initial purchasers a 30-day option to purchase up to an additional $35 million principal amount of the Notes, which the purchasers elected to exercise in full in November 2004. We received approximately $139.9 million in net proceeds, after deducting the initial purchasers’ discount and estimated offering expenses. The Notes are due on November 1, 2011 and bear interest at a rate of 3.125% per annum, payable on May 1 and November 1 of each year until the Notes are repaid, converted, redeemed or repurchased.

The notes are our general, unsecured obligations and rank equally in right of payment with all future unsecured, unsubordinated indebtedness and senior in right of payment to any future subordinated indebtedness that we may incur. The notes are effectively subordinated to all of our existing and future secured indebtedness to the extent of the value of the related security, and structurally subordinated to any liabilities and other indebtedness of our subsidiaries.

If on or after November 1, 2009, the public trading price of our Common Stock has exceeded 150% of the conversion price of the Notes then in effect for at least 20 trading days in any period of 30 consecutive trading days, we may redeem some or all of the Notes at a redemption price equal to 100% of the principal amount of the Notes, plus accrued and unpaid interest up to, but excluding, the redemption date. Subject to certain exceptions, Holders may require us to repurchase some or all of their Notes if a “Fundamental Change” (as defined in the Indenture) occurs, at a repurchase price equal to 100% of the principal amount of the Notes, plus accrued and unpaid interest up to, but excluding, the repurchase date. The Notes are convertible into our Common Stock, initially at the conversion price of $9.10 per share, equal to a conversion rate of 109.8901 shares per $1,000 principal amount of Notes, subject to adjustments for stock dividends, stock splits, and other similar events.

We filed a shelf registration statement with the SEC covering the resale of the Notes and the Common Stock issuable upon conversion of the Notes. The registration statement was declared effective on January 26, 2005. On May 30, 2008, after the expiration of our contractual obligation to maintain the effectiveness of the registration statement, we terminated the registration statement with respect to all Notes and the Common Stock issuable upon conversion of the unsold Notes not sold pursuant to the registration statement prior to termination.

On October 24, 2008, we announced that we had repurchased an aggregate of $26.3 million face value of the Notes at an overall discount of 60% from face value in a series of privately negotiated transactions with institutional holders of the Notes, for aggregate consideration of $10.5 million in cash, plus accrued but unpaid interest. As a result of the retirement of the repurchased Notes, approximately $118.7 million aggregate principal amount of the Notes remained outstanding as of November 7, 2008.

The terms and conditions governing the Notes, including the covenants and other protective provisions contained in the Indenture governing the Notes, will remain unchanged by the Offer. No amendment to the Indenture is being sought in connection with the Offer.

3.	Terms of the Offer.

Offer and Purchase Price. Upon the terms and subject to the conditions of the Offer (including, if the Offer is amended or extended, the terms and conditions of any amendment or extension), we are offering to purchase for cash up to $80,000,000 aggregate principal amount of our outstanding Notes at a price not greater than $400 nor less than $320 per $1,000 principal amount, plus accrued and unpaid interest thereon up to, but not including, the date of purchase.

The CUSIP numbers for the Notes are: 150921AA2 and 150921AB0.

Under the “Modified Dutch Auction” procedure, we will determine a single price that we will pay per $1,000 principal amount for Notes validly tendered and not properly withdrawn from the Offer, taking into account the total amount of Notes tendered and the prices specified by tendering Holders. We will select the lowest purchase price that will allow us to purchase $80,000,000 aggregate principal amount of our outstanding Notes or such lesser amount of Notes as are validly tendered and not properly withdrawn, at prices not greater than $400 nor less than $320 per $1,000 principal amount, plus accrued and unpaid interest thereon up to, but not including, the date of purchase. All Notes acquired in the Offer will be acquired at the same purchase price, including those Notes tendered at a price lower than the Purchase Price. Only Notes validly tendered at prices at or below the Purchase Price selected by us, and not properly withdrawn, will be purchased. However, due to the proration provisions described below, we may not purchase all of the Notes tendered at or below the Purchase Price if more than the aggregate principal amount of Notes that we seek to purchase are tendered at or below the Purchase Price. Notes not purchased in the Offer will be returned to the tendering Holders at our expense promptly after the expiration of the Offer.

As of November 7, 2008, the $80,000,000 aggregate principal amount of our Notes that we are offering to purchase pursuant to the Offer represents approximately 67.4% of the total aggregate outstanding principal amount of the Notes. The aggregate principal amount of Notes outstanding as of November 7, 2008 was approximately $118.7 million.

Proration. If the amount of Notes validly tendered at or below the Purchase Price and not properly withdrawn on or prior to the Expiration Date exceeds the Offer Amount, then the Company will accept for payment such Notes that are validly tendered and not properly withdrawn at or below the Purchase Price on a pro rata basis from among such tendered Notes. In all cases, the Company will make appropriate adjustments to avoid purchases of Notes in a principal amount other than an integral multiple of $1,000.

Any principal amount of Notes tendered but not purchased pursuant to the Offer, including Notes tendered pursuant to the Offer at prices greater than the Purchase Price and Notes not purchased because of proration, will be returned to the tendering Holders at the Company’s expense promptly following the earlier of the Expiration Date or the date on which the Offer is terminated.

In the event that proration of tendered Notes is required, the Company or the Depositary will determine the final proration factor promptly after the Expiration Date. Although the Company does not expect to be able to announce the final results of such proration until approximately three business days after the Expiration Date, the Company will announce preliminary results of proration by press release promptly after the Expiration Date. Holders may obtain such preliminary proration information from the Information Agent. Exchange Act Rule 14e-1(c) requires that the Company pay the consideration offered or return the Notes deposited pursuant to the Offer promptly after the termination or withdrawal of the Offer.

Conditions. The Offer is not conditioned on any minimum principal amount of Notes being tendered in the Offer. The Company’s obligation to accept for payment, and to pay for, Notes validly tendered pursuant to the Offer is, however, conditioned upon the satisfaction or waiver, on or prior to the Expiration Date, of the conditions set forth in Section 10, “Conditions of the Offer.” If by the Expiration Date any or all of such conditions have not been satisfied, the Company reserves the right (but will not be obligated) to (a) extend or otherwise amend the Offer in any respect by giving oral (confirmed in writing) or written notice of such amendment to the Depositary and making public disclosure of such extension or amendment to the extent required by law, or (b) waive any or all of the conditions and, subject to compliance with applicable rules and regulations of the SEC, purchase Notes validly tendered pursuant to that Offer.

Expiration of the Offer. The Offer will expire at 5:00 p.m., New York City time, on Tuesday, December 9, 2008, unless extended by the Company.

We expressly reserve the right, in our sole discretion, to purchase more than $80,000,000 aggregate principal amount of our Notes in the Offer, and to increase the maximum aggregate purchase price, subject to applicable law. In accordance with the rules of the SEC, we may purchase an additional amount of Notes not to exceed 2% of the aggregate principal amount outstanding (approximately $2,373,000 aggregate principal amount as of November 7, 2008) without amending or extending the Offer. However, if we purchase an additional amount of Notes in excess of 2% of the aggregate principal amount outstanding, we will amend and extend the Offer in compliance with applicable law. See Section 4, “Amendment; Extension; Waiver; Termination.”

4.	Amendment; Extension; Waiver; Termination.

Subject to applicable securities laws and the terms and conditions set forth in this Offer to Purchase, we expressly reserve the right (but will not be obligated), at any time or from time to time, on or prior to the Expiration Date, regardless of whether or not any of the events set forth in Section 10, “Conditions of the Offer” shall have occurred or shall have been determined by us to have occurred, to (a) waive any and all conditions of the Offer; (b) extend the Offer; or (c) otherwise amend the Offer in any respect. The rights reserved by us in this paragraph are in addition to our rights to terminate the Offer described under Section 10, “Conditions of the Offer.” Irrespective of any amendment to the Offer, all Notes previously tendered pursuant to the Offer and not accepted for purchase or withdrawn will remain subject to the Offer and may be accepted thereafter for payment by us.

If we materially change the terms of the Offer or the information concerning the Offer, or if we waive a material condition to the Offer, we will disseminate additional information and extend the Offer to the extent required by Exchange Act Rules 13e-4(d)(2) and 13e-4(e)(3). In addition, we may, if we deem appropriate, extend the Offer for any other reason. In addition, if the consideration to be paid in the Offer is increased or decreased or the principal amount of Notes subject to the Offer is increased or decreased, the Offer will remain open at least 10 business days from the date we first give notice of such increase or decrease to Holders, by press release or otherwise.

If we purchase an additional amount of Notes not exceed 2% of the outstanding principal amount of our Notes (approximately $2,373,000 principal amount as of November 7, 2008), pursuant to Exchange Act Rule 13e-4(f)(1)(ii), this will not be deemed a material change to the terms of the Offer, and we will not be required to amend or extend the Offer.

Any extension, amendment or termination of the Offer by the Company will be followed promptly by a public announcement thereof. Without limiting the manner in which we may choose to make such announcement, we will not, unless otherwise required by law, have any obligation to advertise or otherwise communicate any such announcement other than by making a release to the Dow Jones News Service or such other means of public announcement as we deem appropriate.

If for any reason the acceptance for payment of (whether before or after any Notes have been accepted for payment pursuant to the Offer), or the payment for, Notes subject to the Offer is delayed or if we are unable to accept for payment or pay for Notes pursuant to the Offer, then, without prejudice to our rights under the Offer, tendered Notes may be retained by the Depositary on our behalf and may not be withdrawn (subject to Exchange Act Rule 14e-1(c), which requires that an offeror pay the consideration offered or return the securities deposited by or on behalf of the investor promptly after the termination or withdrawal of a tender offer). In addition to being limited by Exchange Act Rule 14e-1(c), our reservation of the right to delay payment for Notes which we have accepted for payment pursuant to the Offer is limited by Exchange Act Rule 13e-4(f)(5), which requires that an offeror pay the consideration offered or return the securities tendered pursuant to a tender offer promptly after termination or withdrawal of that tender offer.

Pursuant to Exchange Act Rule 13e-4, we have filed with the SEC a Tender Offer Statement on Schedule TO (the “Schedule TO”) which contains additional information with respect to the Offer. The Schedule TO, including the exhibits and any amendments thereto, may be examined, and copies may be obtained, at the same places and in the same manner as set forth under “Incorporation of Documents by Reference” in this Offer to Purchase.

5.	Certain Significant Considerations.

The following considerations, in addition to other information described elsewhere herein or incorporated by reference herein, should be carefully considered by each Holder before deciding whether to tender Notes pursuant to the Offer.

Position of the Company Concerning the Offer. Our Board of Directors has approved the Offer. However, neither we nor any member of our Board of Directors, the Dealer Manager, the Information Agent or the Depositary makes any recommendation to you as to whether you should tender or refrain from tendering your Notes or as to the purchase price or purchase prices at which you may choose to tender your Notes. Neither we nor any member of our Board of Directors, the Dealer Manager, the Information Agent or the Depositary has authorized any person to make any recommendation with respect to the Offer. You must make your own decision as to whether to tender your Notes and, if so, the aggregate principal amount of Notes to tender and the purchase price or purchase prices at which your Notes should be tendered. In doing so, you should consult your own investment and tax advisors, and read carefully and evaluate the information in this Offer to Purchase and in the related Letter of Transmittal, including our reasons for making the Offer.

Substantial Existing Indebtedness. We have substantial existing debt. As of November 7, 2008, the outstanding amount of indebtedness, consisting of the outstanding Notes and lease obligations (and excluding trade payables, accrued liabilities, deferred revenue, warrant liability, interest and taxes), of the Company was $218 million. We will continue to have substantial indebtedness after the Offer is consummated. We currently have no source of significant revenues and recently put on hold the further development of our leading product candidates. There can be no assurance that we will have sufficient earnings, access to liquidity or cash flow in the future to meet our debt service obligations under the Notes that remain outstanding following consummation of the Offer.

Cancellation of Indebtedness Income to the Company. The purchase of Notes pursuant to the Offer will result in cancellation of indebtedness income for U.S. federal and state income tax purposes to the Company to the extent that the cash paid is less than the adjusted issue price (as defined for U.S. federal income tax purposes) of the Notes that are purchased. Although we cannot provide any assurances in this regard, we currently expect that some portion of any cancellation of indebtedness income will be offset by operating losses incurred during the current taxable year and by net operating losses incurred in prior years and carried forward to the current taxable year. If these deductions are not available in the amount that we expect, however, we may incur substantial U.S. federal income tax liabilities. Further, under recently enacted California legislation, our ability to utilize operating losses to offset any cancellation of indebtedness income resulting from the Offer may be limited for California income tax purposes.

In addition, we may be subject to the alternative minimum tax provisions of the Internal Revenue Code of 1986, as amended (the “Code”), in connection with the purchase of the Notes, because only a portion of our net operating losses will be deductible in calculating our alternative minimum tax liability. We may also be subject to state and local tax liability in connection with the purchase of the Notes.

Limited Trading Market; Effects of the Offer on the Market for Notes. The Notes are not listed on any national or regional securities exchange or authorized to be quoted on any inter-dealer quotation system of any national securities association. To our knowledge, the Notes are traded infrequently in transactions arranged through brokers, and reliable market quotations for the Notes may not be available. To the extent that Notes are tendered and accepted for purchase pursuant to the Offer, the trading market for Notes that remain outstanding is likely to be even more limited. A debt security with a smaller outstanding principal amount available for trading, or

“float,” may command a lower price than a comparable debt security with a larger float. Therefore, the market price for Notes that are not tendered and accepted for purchase pursuant to the Offer may be adversely affected to the extent that the principal amount of Notes purchased pursuant to the Offer reduces the float. A reduced float may also increase the volatility of the trading prices of Notes that are not purchased in the Offer. To the extent that a market continues to exist for such Notes, the Notes may trade at a discount compared to present trading prices depending on prevailing interest rates, the market for debt instruments with similar credit features, the performance of the Company and other factors. The extent of the market for the Notes and the availability of market quotations will depend upon the number of Holders remaining at such time, the interest in maintaining a market in the Notes on the part of securities firms and other factors. There is no assurance that an active market in the Notes will exist and no assurance as to the prices at which the Notes may trade after the consummation of the Offer.

Conditions to the Consummation of the Offer and Related Risks. Each of the conditions of the Offer is described in more detail in Section 10, “Conditions of the Offer.” There can be no assurance that such conditions will be met, or that in the event the Offer is not consummated, the market value and liquidity of the Notes will not be materially adversely affected.

Purchase of Notes following Consummation of the Offer. The Company may purchase or repay any Notes not tendered in the Offer on terms that could be more favorable to Holders than the terms of the Offer. The Company may, at any time and from time to time, purchase or retire additional amounts of our outstanding Notes through cash purchases and/or exchanges for other securities of the Company, in open market transactions or privately negotiated transactions, or through subsequent tender or exchange offers, repayment at maturity or otherwise, if we can do so on attractive terms. Any other purchases may be made on the same terms or on terms that are more or less favorable to Holders than the terms of the Offer. The Company also reserves the right to repay any Notes not tendered in the Offer after the Notes become redeemable or at maturity. In addition, Holders may, under circumstances provided for in the Indenture, require us to repurchase some or all of their Notes if a “Fundamental Change” (as defined in the Indenture) occurs, at a repurchase price equal to 100% of the principal amount of the Notes, plus accrued and unpaid interest (and additional amounts, if any) to the repurchase date. Some of the strategic alternatives that we are exploring (including a merger with or acquisition by another company, further restructuring of the Company and allocation of our resources toward other biopharmaceutical product areas, or the sale of the Company’s assets and liquidation of the Company) could potentially constitute such a Fundamental Change. If the Company repurchases or redeems Notes that are not tendered in the Offer on terms that are more favorable than the terms of the Offer, those Holders that decided not to participate in the Offer would be better off than those that participated in the Offer.

Treatment of Notes Not Tendered in the Offer. Notes not tendered and purchased in the Offer will remain outstanding. The terms and conditions governing the Notes, including the covenants and other protective provisions contained in the Indenture governing the Notes, will remain unchanged. No amendment to the Indenture is being sought in connection with the Offer.

Under certain circumstances, we may redeem some or all of the Notes on or after November 1, 2009 at a redemption price equal to 100% of the principal amount of the Notes, plus accrued and unpaid interest (including additional amounts, if any) to the redemption date. See Section 2, “Description of the Notes.” However, there can be no assurance that the Holders will have any further opportunity to gain liquidity with respect to the Notes, except as otherwise expressly required under the Indenture. Moreover, Exchange Act Rule 13e-4(f)(6) generally prohibits us and our affiliates from purchasing any Notes, other than in the Offer, until at least 10 business days after the Expiration Date, except pursuant to certain limited exceptions provided in Exchange Act Rule 14e-5.

We may not be able to pay our debt and other obligations. If our cash flow is inadequate to meet our obligations, we could face substantial liquidity problems. If we are unable to generate sufficient cash flow or otherwise obtain funds necessary to make required payments on the Notes outstanding after the consummation of this Offer or our other obligations, we would be in default under the terms thereof, which would permit the Holders to accelerate the maturity of the Notes and also could cause defaults under future indebtedness we may incur. Any such default could have a material adverse effect on our business, prospects, financial condition and operating results. In addition, we cannot assure you that we would be able to repay amounts due in respect of the Notes if payment of the Notes were to be accelerated following the occurrence of an event of default as defined in the Indenture.

6.	Procedures for Tendering Notes.

Proper Tender of Notes. For Notes held through a broker, dealer, commercial bank, trust company or other nominee to be validly tendered pursuant to the Offer, the Depositary must receive confirmation of receipt of such Notes from DTC pursuant to the DTC transfer procedures outlined below on or prior to the Expiration Date. For Notes held in certificated form, the certificates evidencing such Notes together with a properly completed and duly executed Letter of Transmittal (or a facsimile thereof), including any required signature guarantees and any other documents required by the Letter of Transmittal, must be received on or prior to the Expiration Date by the Depositary at its address set forth on the back cover of this Offer to Purchase. The tender of Notes pursuant to the Offer and pursuant to one of these procedures (subject to the right to withdraw tendered Notes set forth in Section 7, “Withdrawal of Tenders”) will constitute a binding agreement between the tendering Holder and the Company with respect to the Offer upon subsequent acceptance of such tender by the Company in accordance with the terms and subject to the conditions set forth herein and in the Letter of Transmittal regardless of whether such tendering Holder is required to complete and submit a Letter of Transmittal.

Except as provided below in the section “Guaranteed Delivery,” unless the Notes being tendered are deposited with the Depositary on or prior to the Expiration Date (accompanied by a properly completed and duly executed Letter of Transmittal (or a facsimile thereof) or a properly transmitted Agent’s Message), the Company may, at its option, reject such tender. Payment for the Notes will be made only against deposit of the tendered Notes and delivery of any other required documents.

Holders desiring to tender their Notes on the Expiration Date should note that they must allow sufficient time for completion of the ATOP procedures during the normal business hours of DTC on the Expiration Date. Tenders not received by the Depositary on or prior to the Expiration Date will be disregarded and deemed not validly tendered.

Specification of Purchase Price. Holders desiring to tender their certificated Notes in the Offer can indicate the price within the specified range (in multiples of $10 per $1,000 principal amount) at which they wish to tender their Notes in the section of the Letter of Transmittal captioned “Description of Notes Tendered—Price at Which Notes Are Being Tendered.” If you hold your Notes through a broker, dealer, commercial bank, trust company or other nominee, you must communicate your acceptance and submit a price within the Price Range that you wish to tender such Notes through your nominee to DTC, as discussed below.

Alternatively, if you wish to maximize the chance that we will purchase your Notes, you should refrain from specifying a price at which you are tendering your Notes, in which case, you will accept the Purchase Price selected by us in the Offer. You should understand that not specifying a price at which your Notes are being tendered may have the effect of lowering the Purchase Price paid for Notes in the Offer and could result in your Notes being purchased at the minimum price of $320 per $1,000 principal amount. A Holder may tender different portions of the principal amount of such Holder’s Notes at different prices; however, a Holder may not specify prices for an aggregate principal amount of Notes in excess of the aggregate principal amount of Notes held by such Holder. In other words, the same Notes cannot be tendered at more than one price. To tender Notes validly, only one price within the Price Range (or no price) can be specified in the appropriate section in the Letter of Transmittal or by your broker, dealer, commercial bank, trust company or other nominee.

Tender of Notes Held Through DTC. The Depositary and DTC have confirmed to us that the Offer is eligible for transfer through DTC’s ATOP procedures. Accordingly, DTC participants may electronically transmit their acceptance of the Offer by causing DTC to transfer Notes to the Depositary in accordance with DTC’s ATOP procedures for such a transfer. DTC will then send an Agent’s Message to the Depositary. Holders tendering through DTC’s ATOP procedures are not required to complete and send a copy of the Letter of Transmittal to the Depositary in order to validly tender their Notes.

The Depositary will establish and maintain one or more accounts with respect to the Notes at DTC promptly after the date of this Offer to Purchase (to the extent such arrangements have not been made previously by the Depositary), and any financial institution that is a participant in DTC and whose name appears on a security position listing as the owner of the Notes may make delivery of Notes by causing DTC to transfer such Notes into the Depositary’s account in accordance with the ATOP procedures for such transfer. The term “Agent’s Message”

means a message transmitted by DTC to, and received by, the Depositary which states that DTC has received an express acknowledgment from the DTC participant (i) tendering Notes which are held through DTC, and (ii) acknowledging that such DTC participant has received and agrees to be bound by the terms of the Offer, as set forth in this Offer to Purchase and the Letter of Transmittal, and that the Company may enforce such agreement against such participant. The Depositary’s confirmation of an Agent’s Message, and transfer of Notes into the Depositary’s account at DTC, form a “Book-Entry Confirmation” pursuant to the ATOP procedures.

Any beneficial owner whose Notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and who wishes to tender Notes pursuant to the Offer should contact such registered Holder promptly and instruct such registered Holder to tender Notes on such beneficial owner’s behalf through the ATOP procedures.

If a beneficial owner wishes to tender Notes himself, such beneficial owner must, prior to completing and executing the Letter of Transmittal and delivering such Notes, make appropriate arrangements to register ownership of the Notes in such beneficial owner’s name. The transfer of record ownership may take considerable time.

Tender of Notes Held in Physical Form. In order to validly tender Notes held in physical form pursuant to the Offer, Holders must return a properly completed and duly executed Letter of Transmittal (or a facsimile thereof), including any required signature guarantees, along with the certificates representing such Notes and any other documents required by the Letter of Transmittal, to the Depositary at its address set forth on the back cover of this Offer to Purchase, and the Depositary must receive such documents on or prior to 5:00 p.m., New York City time, on Tuesday, December 9, 2008.

Letters of Transmittal and Notes must be sent to the Depositary. Letters of Transmittal and Notes sent to the Company, the Dealer Manager, the Information Agent or DTC will not be forwarded to the Depositary and will not be deemed validly tendered by the Holder thereof.

The method of delivery of Notes, the Letter of Transmittal and all other required documents to the Depositary is at the election and risk of the Holder tendering Notes. Delivery of such documents will be deemed made only when actually received by the Depositary. If such delivery is by mail, it is suggested that the Holder use properly insured, registered mail with return receipt requested, and that the mailing be made sufficiently in advance of the Expiration Date to permit delivery to the Depositary on or prior to the Expiration Date. No alternative, conditional or contingent tenders of Notes will be accepted.

Signature Guarantees. No signature guarantee is required if the Notes tendered are tendered and delivered (a) by a registered holder of Notes (or by a participant in DTC whose name appears on a security position listing as the owner of such Notes) who has not completed any of the boxes entitled “Special Delivery Instructions” on the Letter of Transmittal, or (b) for the account of a member firm of a registered national securities exchange, a member of the Financial Industry Regulatory Authority, Inc. (“FINRA”) or a commercial bank or trust company having an office or correspondent in the United States (each of the foregoing being referred to as an “Eligible Institution”). If the Notes are registered in the name of a person other than the signer of the Letter of Transmittal or if Notes not accepted for payment or not tendered are to be returned to a person other than the registered holder, then the signature on the Letter of Transmittal accompanying the tendered Notes must be guaranteed by a recognized participant in the Securities Transfer Agents Medallion Program (a “Medallion Signature Guarantor”). Beneficial owners whose Notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee must contact such broker, dealer, commercial bank, trust company or other nominee if they desire to tender Notes with respect to Notes so registered. See Instruction 1 of the Letter of Transmittal.

Guaranteed Delivery. If a Holder desires to tender Notes pursuant to the Offer and (a) certificates representing such Notes are not immediately available, (b) time will not permit such Holder’s Letter of Transmittal, Notes certificates and any other required documents to reach the Depositary on or prior to the Expiration Date, or (c) the procedures for DTC transfer (including delivery of an Agent’s Message) cannot be completed on or prior to the Expiration Date, such Holder may nevertheless tender such Notes with the effect that such tender will be deemed to have been received on or prior to the Expiration Date if all the following conditions are satisfied: (i) the tender is made by or through an Eligible Institution; (ii) a properly completed and duly executed Notice of Guaranteed Delivery or an Agent’s Message with respect to guaranteed delivery that is received by the Depositary and accepted by the Company on or prior to the Expiration Date as provided below; and (iii) the certificates for the tendered Notes, in proper form for transfer (or a Book-Entry Confirmation of the transfer of such Notes into the Depositary’s account at DTC as described above), together with a properly completed and duly executed Letter of Transmittal (or a facsimile thereof), with any signature guarantees and any other documents required by the Letter of Transmittal, or a properly transmitted Agent’s Message, are received by the Depositary within three business days after the date of execution of the Notice of Guaranteed Delivery. The Notice of Guaranteed Delivery must be delivered to the Depositary by hand, mail, overnight courier or by facsimile transmission and must include a guarantee by an Eligible Institution in the form set forth in the Notice of Guaranteed Delivery.

Effect of the Agent’s Message or Letter of Transmittal. Subject to and effective upon the acceptance for purchase of and payment for Notes tendered thereby, by executing and delivering a Letter of Transmittal (or, in the case of a DTC transfer, by the transmission of an Agent’s Message), a tendering Holder (a) irrevocably sells, assigns and transfers to, or upon the order of, the Company all right, title and interest in and to all the Notes tendered thereby, waives any and all other rights with respect to such Notes (including without limitation, any existing or past defaults and their consequences in respect of the Notes and the Indenture under which the Notes were issued) and releases and discharges the Company from any and all claims such Holder may have now, or may have in the future, arising out of, or related to, such Notes, including without limitation, any claims that such Holder is entitled to receive additional principal or interest payments with respect to such Notes, to participate in any redemption or defeasance of the Notes or to be entitled to any of the benefits under the Indenture, and (b) irrevocably constitutes and appoints the Depositary the true and lawful agent and attorney-in-fact of such Holder (with full knowledge that the Depositary also acts as agent of the Company) with respect to any such tendered Notes, with full power of substitution and resubstitution (such power of attorney being deemed to be an irrevocable power coupled with an interest) to (i) deliver certificates representing such Notes, or transfer ownership of such Notes, on the account books maintained by DTC, together, in any such case, with all accompanying evidences of transfer and authenticity, to or upon the order of the Company, (ii) present such Notes for transfer on the security register for the Notes, and (iii) receive all benefits or otherwise exercise all rights of beneficial ownership of such Notes (except that the Depositary will have the rights to, or control over, funds from the Company, except as agent of the Company, for the Purchase Price for any Notes tendered pursuant to the Offer that are purchased by the Company), all in accordance with the terms of the Offer.

Determination of Validity. All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tendered Notes pursuant to any of the procedures described above and the form and validity (including time of receipt of notices of withdrawal) of all documents will be determined by the Company. The Company reserves the right to reject any or all tenders of any Notes determined by it not to be in proper form or if the acceptance of or payment for such Notes may, based on the advice of the Company’s counsel, be unlawful. The Company also reserves the absolute right, in its sole discretion, to waive or amend any condition to the Offer that it is legally permitted to waive or amend and waive any defect or irregularity in any tender with respect to Notes of any particular Holder, whether or not similar defects or irregularities are waived in the case of other Holders. In the event that a condition to the Offer is waived with respect to any particular Holder, the same condition will be waived with respect to all Holders. The Company’s interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the instructions thereto) may only be challenged in a court of competent jurisdiction. A non-appealable determination with respect to such matter by a court of competent jurisdiction will be final and binding upon all persons.

No tender will be deemed to have been validly made until all defects or irregularities in such tender have been cured or waived. None of the Company, the Dealer Manager, the Depositary, the Information Agent or any other person is under any duty to give notification of any defects or irregularities in any tender of any Notes or notice of withdrawal or will incur any liability for failure to give any such notification.

Compliance with “Short Tendering” Rule. It is a violation of Exchange Act Rule 14e-4 for a person, directly or indirectly, to tender Notes for his own account unless the person so tendering (a) has a net long position equal to or greater than the aggregate principal amount of the Notes being tendered and (b) will cause such Notes to be delivered in accordance with the terms of the Offer. Rule 14e-4 provides a similar restriction applicable to the tender or guarantee of a tender on behalf of another person.

A tender of Notes in the Offer under any of the procedures described above will constitute the tendering Holder’s acceptance of the terms and conditions of the Offer, as well as the tendering Holder’s representation and warranty that (a) such Holder has a net long position in the Notes being tendered pursuant to the Offer within the meaning of Exchange Act Rule 14e-4 and (b) the tender of such Notes complies with Rule 14e-4. Our acceptance for payment of the Notes tendered pursuant to the Offer will constitute a binding agreement between the tendering Holder and the Company upon the terms and subject to the conditions of the Offer.

7.	Withdrawal of Tenders.

A tender of Notes pursuant to the Offer may be withdrawn at any time on or prior to the Expiration Date and, unless already accepted for payment by the Company pursuant to the Offer, may be withdrawn at any time after midnight, New York City time, on Wednesday, January 7, 2009, but no consideration shall be payable in respect of Notes so withdrawn. Except as otherwise provided in this Offer to Purchase, tenders of Notes pursuant to the Offer are irrevocable.

After the Expiration Date, if, for any reason whatsoever, acceptance for payment of, or payment for, any Notes tendered pursuant to the Offer is delayed (whether before or after the Company’s acceptance for payment of Notes) or the Company is unable to accept for payment or pay for the Notes tendered pursuant to the Offer, the Company may (without prejudice to its rights set forth herein) instruct the Depositary to retain tendered Notes, and such Notes may not be withdrawn (subject to Exchange Act Rule 14e-1(c), which requires that an offeror pay the consideration offered or return the securities deposited by or on behalf of the investor promptly after the termination or withdrawal of a tender offer).

For a withdrawal of Notes tendered pursuant to the Offer to be effective, a written notice of withdrawal or revocation must be received by the Depositary on or prior to the Expiration Date at its address set forth on the back cover of this Offer to Purchase. Any such notice of withdrawal must either, (i) for Notes tendered by means of a Letter of Transmittal, (a) specify the name of the person who tendered the Notes to be withdrawn, (b) contain a description of the Notes to be withdrawn and identify the certificate number or numbers shown on the particular certificates evidencing such Notes (unless such Notes were tendered by DTC transfer) and the aggregate principal amount represented by such Notes, and (c) be signed by the Holder of such Notes in the same manner as the original signature on the Letter of Transmittal by which such Notes were tendered (including any required signature guarantees) or be accompanied by evidence sufficient to the Depositary that the Holder withdrawing the tender has succeeded to the beneficial ownership of the Notes, or (ii) for Notes tendered through DTC, be in the form of a request for withdrawal message from DTC. If the Notes to be withdrawn have been delivered or otherwise identified to the Depositary, a signed notice of withdrawal is effective immediately upon receipt of such written notice of withdrawal even if physical release is not effected by the Depositary.

Any permitted withdrawal of tendered Notes may not be rescinded, and any Notes properly withdrawn will thereafter be deemed not validly tendered; provided, however, that properly withdrawn Notes may be re-tendered, by again following one of the appropriate procedures described in Section 6, “Procedures for Tendering Notes,” at any time on or prior to the Expiration Date.

Any Notes that have been tendered pursuant to the Offer but that are not purchased will be returned to the Holder thereof at the Company’s expense promptly following the earlier to occur of the Expiration Date or the date on which the Offer is terminated without any Notes being purchased thereunder.

All questions as to the validity, form and eligibility (including time of receipt) of notices of withdrawal will be determined by the Company.

None of the Company, the Depositary, the Dealer Manager, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal, or incur any liability for failure to give any such notification.

8.	Acceptance of Notes for Payment; Accrual of Interest.

Acceptance of Notes for Payment. Upon the terms and subject to the conditions of the Offer (including if such Offer is extended or amended, the terms and conditions of any such extension or amendment) and applicable law, on or prior to the Expiration Date, the Company will accept for payment, and thereby purchase, all Notes validly tendered and not properly withdrawn at or below the Purchase Price pursuant to the Offer (subject to the proration provisions set forth below).

If the amount of Notes validly tendered at or below the Purchase Price and not properly withdrawn on or prior to the Expiration Date exceeds the Offer Amount, then the Company will accept for payment such Notes that are validly tendered and not properly withdrawn at or below the Purchase Price on a pro rata basis from among such validly tendered Notes. In all cases, the Company will make appropriate adjustments to avoid purchases of Notes in a principal amount other than an integral multiple of $1,000.

The Company will be deemed to have accepted for payment pursuant to the Offer and thereby have purchased, validly tendered Notes when the Company gives written notice to the Depositary of the Company’s acceptance of such Notes for purchase pursuant to the Offer. In all cases, payment for Notes purchased pursuant to the Offer will be made by deposit of the Purchase Price for the tendered Notes with the Depositary, which will act as agent for tendering Holders for the purpose of receiving payments from the Company and transmitting such payments to such Holders.

The Company expressly reserves the right, in its sole discretion and subject to Exchange Act Rule 14e-1(c), to delay acceptance for payment of, or payment for, Notes in order to comply, in whole or in part, with any applicable law. See Section 10, “Conditions of the Offer.” In all cases, payment by the Depositary to Holders of Notes accepted for purchase pursuant to the Offer will be made only after timely receipt by the Depositary of (a) certificates representing such Notes or timely confirmation of a DTC transfer of such Notes into the Depositary’s account at DTC pursuant to the procedures set forth under Section 6, “Procedures for Tendering Notes,” (b) a properly completed and duly executed Letter of Transmittal (or a facsimile thereof) or a properly transmitted Agent’s Message, and (c) any other documents required by the Letter of Transmittal.

If the Offer is terminated or withdrawn, or the Notes subject to the Offer are not accepted for payment, no consideration will be paid or payable to Holders of those Notes. If any tendered Notes are not purchased pursuant to the Offer for any reason, including Notes tendered pursuant to the Offer at prices greater than the Purchase Price and Notes not purchased because of proration, or because certificates are submitted evidencing more Notes than are tendered in the Offer, the Notes not purchased will be returned at the Company’s expense, to the tendering Holder (or, in the case of Notes tendered by DTC transfer, those Notes will be credited to the account maintained at DTC from which those Notes were delivered), unless otherwise requested by such Holder under “Special Delivery Instructions” in the Letter of Transmittal, promptly following the Expiration Date or termination of the Offer.

Tendering Holders who hold Notes registered in their own names and who tender their Notes directly to the Depositary will not be obligated to pay brokerage fees or commissions or, except as set forth in the Letter of Transmittal, transfer taxes on the purchase of Notes by the Company pursuant to the Offer. Holders who tender their Notes through their broker, dealer commercial bank, trust company or other nominee may be required to pay a fee or service charge. If you hold your Notes through a broker, dealer, commercial bank, trust company or other nominee we urge you to consult such nominee to determine whether any transaction costs are applicable. The Company will pay all fees and expenses of the Dealer Manager, the Information Agent and the Depositary in connection with the Offer.

Accrual of Interest. Holders who tender Notes and whose Notes are accepted for payment pursuant to the Offer, will receive a cash payment of accrued but unpaid interest on such Notes up to, but not including, the date of purchase. Under no circumstances will any additional interest be payable because of any delay in the transmission of funds to the Holders of purchased Notes or otherwise.

9.	Source and Amount of Funds.

The maximum amount of funds required by the Company to purchase the Notes pursuant to the Offer is estimated to be approximately $32 million plus approximately $0.3 million in accrued interest. The Company expects to fund its purchase of Notes hereunder from cash on hand. See Section 1, “Purpose of the Offer; Certain Information about the Company.”

10.	Conditions of the Offer.

The Offer is not conditioned on any minimum principal amount of Notes being tendered in the Offer. Notwithstanding any other provisions of the Offer and in addition to (and not in limitation of) the Company’s rights to extend and/or amend the Offer, the Company shall not be required to accept for purchase or pay for Notes validly tendered pursuant to the Offer and may amend or extend the Offer or delay or refrain from accepting for purchase, or paying for, any such Notes, in each event, subject to Exchange Act Rule 14e-1(c), and may terminate the Offer if, in the reasonable judgment of the Company, any of the following events have occurred (or are determined by us to have occurred) that, in our reasonable judgment and regardless of the circumstances giving rise to the event or events (including any action or inaction by us), makes it inadvisable to proceed with the Offer or with acceptance for payment or payment for the Notes in the Offer:

•

there has been threatened in writing, instituted or pending any action, suit or proceeding by any government or governmental, regulatory or administrative agency, authority or tribunal or by any other person, domestic, foreign or supranational, before any court, authority, agency or other tribunal that:

•

challenges or seeks to make illegal, or to delay or otherwise to restrain, prohibit or otherwise affect the consummation of the Offer, the acquisition of some or all of the Notes pursuant to the Offer or otherwise relates in any manner to the Offer; or

•

in our reasonable judgment, could materially and adversely affect our business, condition (financial or otherwise), income, operations or prospects, taken as a whole, or otherwise materially impair our ability to repurchase some or all of the Notes pursuant to the Offer;

•

there has been any action threatened in writing, pending or taken, including any settlement, or any approval withheld, or any statute, rule, regulation, judgment, order or injunction threatened in writing, invoked, proposed, sought, promulgated, enacted, entered, amended, enforced or deemed to be applicable to the Offer or us or any of our subsidiaries, including any settlement, by any court, government or governmental, regulatory or administrative authority, agency or tribunal, domestic, foreign or supranational, that, in our reasonable judgment, could:

•	make the acceptance for payment of, or payment for, some or all of the Notes illegal or otherwise restrict or prohibit consummation of the Offer;

•	delay or restrict our ability, or render us unable, to accept for payment or pay for some or all of the Notes to be purchased pursuant to the Offer; or

•	materially and adversely affect our business, condition (financial or otherwise), income, operations or prospects;

•	there has occurred any of the following:

•	any general suspension of trading in, or limitation on prices for, securities on any United States national securities exchange or in the over-the-counter market;

•	the declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, whether or not mandatory;

•	a material change in United States or any other currency exchange rates or a suspension of or limitation on the markets therefor;

•	the commencement of a war, armed hostilities or other international or national calamity on or after November 7, 2008, including, but not limited to an act of terrorism;

•	any material escalation of any war or armed hostilities which had commenced prior to November 7, 2008;

•

any limitation, whether or not mandatory, by any governmental, regulatory or administrative agency or authority on, or any event that, in our reasonable judgment, could materially affect, the extension of credit by banks or other lending institutions in the United States;

•

any change in the general political, market, economic or financial conditions, domestically or internationally, that is reasonably likely to materially and adversely affect our business or the trading in the Notes or in the Company’s Common Stock; or

•	in the case of any of the foregoing existing at the time of the commencement of the Offer, a material acceleration or worsening thereof;

•

a tender or exchange offer for any or all of our shares of Common Stock, or any merger, acquisition, business combination or other similar transaction with or involving us or any subsidiary, has been proposed, announced or made by any person or has been publicly disclosed;

•	we learn that:

•

any entity, “group” (as that term is used in Section 13(d)(3) of the Exchange Act) or person has acquired or proposes to acquire beneficial ownership of more than 5% of our outstanding Common Stock, whether through the acquisition of stock, the formation of a group, the grant of any option or right, or otherwise (other than as and to the extent disclosed in a Schedule 13D or Schedule 13G filed with the SEC on or before November 7, 2008);

•

any entity, group or person who has filed a Schedule 13D or Schedule 13G with the SEC on or before November 7, 2008, has acquired or proposes to acquire, whether through the acquisition of stock, the formation of a group, the grant of any option or right, or otherwise (other than by virtue of the Offer made hereby), beneficial ownership of an additional 1% or more of our outstanding Common Stock;

•

any person, entity or group has filed a Notification and Report Form under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, reflecting an intent to acquire us or any of our shares of Common Stock, or has made a public announcement reflecting an intent to acquire us or any of our subsidiaries or any of our or their respective assets or securities;

•

any change or changes have occurred or are threatened in our or our subsidiaries’ or affiliates’ business, condition (financial or otherwise), properties, assets, income, operations or prospects that, in our reasonable judgment, has or could have a material adverse effect on us or any of our subsidiaries or affiliates or the benefits of the Offer to us; or

•

any approval, permit, authorization, favorable review or consent of any governmental entity required to be obtained in connection with the Offer shall not have been obtained on terms satisfactory to us in our reasonable discretion.

The foregoing conditions are for our sole benefit, and the failure of any such condition to be satisfied prior to the Expiration Date may be asserted by us regardless of the circumstances giving rise to any such failure and any such failure may be waived by us in whole or in part at any time and from time to time prior to the Expiration Date in our sole discretion. Our failure at any time to exercise any of the foregoing rights will not be deemed a waiver of any right, and each such right will be deemed an ongoing right that may be asserted at any time and from time to time. In certain circumstances, if we waive any of the conditions described above, we may be required to extend the Expiration Date. To the extent that we waive a condition with respect to one tender of Notes, we will waive that condition for all tenders. Any determination by us concerning the events described above may only be challenged in a court of competent jurisdiction. A non-appealable decision with respect to such matter by a court of competent jurisdiction will be final and binding upon all persons. All conditions will be satisfied or waived on or prior to the Expiration Date.

11.	Certain U.S. Federal Income Tax Considerations.

The following is a general summary of certain material U.S. federal income tax consequences to U.S. Holders and Non-U.S. Holders (each as defined below) of the sale of Notes to the Company pursuant to the Offer. This summary is based on the Code, Treasury regulations, administrative rulings and court decisions, all as in effect as of the date hereof and all of which are subject to differing interpretations and/or change at any time (possibly with retroactive effect). This summary is not a complete description of all the tax consequences of a sale pursuant to the Offer and, in particular, may not address U.S. federal income tax considerations applicable to persons subject to special treatment under U.S. federal income tax law (including, for example, financial institutions, dealers in securities or currencies, traders that mark to market, persons who hold their Notes as part of a hedge, straddle or conversion transaction, insurance companies, tax-exempt entities, controlled foreign corporations, passive foreign investment companies, partnership or other pass-through entities (and persons holding Notes through a partnership or other pass-through entity), United States expatriates or former long term residents, and tax-exempt entities). This discussion assumes that persons hold the Notes as “capital assets” within the meaning of Section 1221 of the Code (generally, property held for investment)). This summary also does not address tax consequences to persons as a result of the use of a “functional currency” that is not the U.S. dollar. In addition, this summary does not discuss any aspect of state, local, foreign or other tax laws that may be applicable to any person, or any U.S. federal tax considerations other than U.S. federal income tax considerations.

If a partnership (including any entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds Notes, the tax treatment of a partner in the partnership will generally depend on the status of the partner and the activities of the partnership. Partnerships holding Notes, and persons that are partners in partnerships holding Notes, should consult their own tax advisors regarding the tax consequences of the Offer.

As used herein, a “U.S. Holder” is a beneficial owner of a Note that is for U.S. federal income tax purposes (a) an individual who is a citizen or resident of the United States, (b) a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States a state therein or the District of Columbia, (c) an estate the income of which is subject to U.S. federal income taxation regardless of its source, or (d) a trust (i) if a U.S. court is able to exercise primary supervision over the trust’s administration and one or more U.S. persons, as defined under section 7701(a)(30) of the Code, have authority to control all the trust’s substantial decisions or (ii) that has a valid election in effect under applicable U.S. Treasury regulations to be treated as a United States person. A “Non-U.S. Holder” means a beneficial owner of a Note that is not a U.S. Holder.

Treatment of U.S. Holders

Sale of the Notes. The receipt of cash for Notes pursuant to the Offer will generally be a taxable transaction for U.S. federal income tax purposes. A U.S. Holder who receives cash for Notes pursuant to the Offer will recognize gain or loss, if any, for U.S. federal income tax purposes equal to the difference between the amount of cash received for the Note (other than the cash attributable to accrued interest, which will be treated as a payment of interest for U.S. federal income tax purposes to the extent not previously included in income, unless amortized against bond premium) and such holder’s adjusted tax basis in such Notes. A U.S. Holder’s adjusted tax basis for a Note is generally the price such holder paid for the Note, increased by any market discount previously included in such holder’s income and reduced (but not below zero) by any amortized bond premium. Except as provided below under the caption “Market Discount,” any gain or loss recognized on a tender of a Note will generally give rise to capital gain or loss and will be long-term capital gain or loss if the U.S. Holder held the Note for more than one year at the time of the sale. Certain non-corporate U.S. Holders may be eligible for preferential rates of U.S. federal income tax in respect of long term capital gains. The deductibility of capital losses is subject to limitations.

Market Discount. A U.S. Holder who has acquired a Note with market discount will generally be required to treat all or a portion of the gain, if any, on a tender of the Note as ordinary income to the extent of the market discount accrued while the Note was held by such U.S. Holder, less any accrued market discount income previously reported as ordinary income. Subject to a de minimis exception, a Note generally has market discount if it was purchased after its original issuance for an amount less than its principal amount. Market discount accrues on a ratable basis, unless the U.S. Holder has elected to accrue the market discount using a constant-yield method. U.S. Holders should consult their tax advisors as to the portion of any gain that could be taxable as ordinary income under the market discount rules.

Interest. Amounts received by a U.S. Holder in respect of interest on the Notes, including any amounts attributable to accrued interest that have not been reflected in the U.S. Holder’s adjusted tax basis in the Notes, will generally be taxable as ordinary income (unless amortized against bond premium) regardless of whether the U.S. Holder otherwise recognizes an overall loss in connection with a sale pursuant to the Offer. Bond premium is the excess of the price at which a U.S. Holder purchases a Note over the principal amount of the Note, which the U.S. Holder may elect to amortize against interest payable on the Note based on a constant yield to maturity, except to the extent that the bond premium is attributable to the conversion feature of the Note.

Information Reporting and Backup Withholding. Information reporting requirements will generally apply to Notes tendered in the Offer. U.S. federal income tax law requires that each tendering U.S. Holder provide the Depositary with such holder’s correct taxpayer identification number (“TIN”), which in the case of an individual is his or her social security number or individual taxpayer identification number, and certain other information, or otherwise establish a basis for exemption from backup withholding. If the Depositary is not provided with the correct TIN or an adequate basis for exemption, each non-exempt tendering holder may be subject to a backup withholding tax imposed on such U.S. Holder’s gross proceeds (including the portion attributable to accrued interest) from the Offer. To prevent backup withholding, each tendering U.S. Holder should complete the Substitute Form W-9 attached to the Letter of Transmittal, and provide such holder’s correct TIN and certain other information under penalties of perjury or an adequate basis for exemption. Backup withholding tax is not an additional U.S. federal income tax. Rather, the U.S. federal income tax liability of persons subject to backup withholding tax will be offset by the amount of tax withheld under the backup withholding rules. If backup withholding tax results in an overpayment of U.S. federal income taxes, a refund may be obtained by a U.S. Holder by timely filing the appropriate claim for refund with the Internal Revenue Service.

Treatment of Non-U.S. Holders

Sale of the Notes. The receipt of cash for Notes pursuant to the Offer will generally be a taxable transaction for U.S. federal income tax purposes. A Non-U.S. Holder who receives cash in exchange for the Notes pursuant to the Offer will recognize capital gain or loss in an amount equal to the difference between (i) the amount of cash received (other than amounts attributable to accrued but unpaid interest, if any) and (ii) the Non-U.S. Holder’s adjusted tax basis in the Notes. Subject to the discussion below regarding the backup withholding requirements of the Code, any gain recognized by a Non-U.S. Holder on the exchange generally will not be subject to U.S. federal income tax, unless:

•

in the case of gain recognized by an individual Non-U.S. Holder, the Non-U.S. Holder is present in the United States for 183 days or more in the taxable year of the sale and certain other requirements are met;

•

the gain with respect to the Notes is effectively connected with the conduct by the Non-U.S. Holder of a trade or business in the United States (and, if an income tax treaty with the United States applies, the gain is attributable to a U.S. permanent establishment of the Non-U.S. Holder); or

•	the Company is or has been a U.S. real property holding corporation during the applicable statutory period and certain other conditions are met.

If the exception in the first bullet point above applies, the Non-U.S. Holder generally will be subject to tax at a rate of 30% on the amount by which its United States-source capital gains exceed its United States-source capital losses. If the exception in the second bullet point above applies, the Non-U.S. Holder will generally be required to pay United States federal income tax on the net gain derived from the sale in the same manner as U.S. Holders, as described above. In addition, corporate holders may be subject to an additional 30% branch profits tax on effectively connected gain. If a Non-U.S. Holder is eligible for the benefits of an income tax treaty between the United States and its country of residence, any such gain will be subject to United States federal income tax in the manner specified by the treaty. The Company believes that it is not, and has not been, a U.S. real property holding corporation, and therefore the third exception is not applicable.

Interest. To the extent a Non-U.S. Holder receives amounts attributable to accrued interest, such payments of interest on the Notes that are not effectively connected with the conduct by the Non-U.S. Holder of a trade or business within the United States will not be subject to U.S. federal income tax or withholding tax, provided that (1) the Non-U.S. Holder does not actually or constructively own 10% or more of the total combined voting power of all classes of our stock entitled to vote, (2) the Non-U.S. Holder is not a controlled foreign corporation that is related to us through stock ownership or a bank that received the Notes on an extension of credit made pursuant to a loan agreement entered into in the ordinary course of business, and (3) our paying agent has received appropriate documentation from the Non-U.S. Holder (e.g., IRS Form W-8BEN or W-8IMY) establishing that the Non-U.S. Holder is not a United States person. A Non-U.S. Holder that does not qualify for exemption from U.S. federal income tax as described in the preceding sentence generally will be subject to withholding of U.S. federal income tax at a 30% rate on payments of interest, unless such Non-U.S. Holder is able to claim a valid exemption or reduction from withholding tax under an income tax treaty and properly executes an IRS Form W-8BEN or unless the interest is effectively connected with the conduct of a trade or business within the United States. If amounts attributable to accrued interest are effectively connected with a Non-U.S. Holder’s conduct of a U.S. trade or business, the Non-U.S. Holder generally will be subject to U.S. federal income tax on the interest on a net-income basis in the same manner as if it were a U.S. Holder, unless an applicable treaty provides otherwise; however, the 30% withholding tax described above will not apply if the U.S. Holder provides an appropriate certification on IRS Form W-8ECI or a suitable substitute form. A Non-U.S. Holder that is a foreign corporation may be subject to an additional 30% branch profits tax on its effectively connected interest, unless such holder qualifies for a lower rate under an applicable income tax treaty.

Information Reporting and Backup Withholding. The payment of the gross proceeds from the sale of a Note pursuant to the exercise of the Offer (including the portion attributable to accrued interest) may be subject to information reporting and possibly backup withholding unless the Non-U.S. Holder provides our paying agent with a properly completed applicable IRS Form W-8. Backup withholding is not an additional tax. Rather, the U.S. federal income tax liability of persons subject to backup withholding tax will be offset by the amount of tax withheld under the backup withholding rules. If backup withholding tax results in an overpayment of U.S. federal income taxes, a refund may be obtained by the Non-U.S. Holder by timely filing the appropriate claim for refund with the Internal Revenue Service.

Tax Treatment of Non-Tendering Holders

A Holder who does not tender Notes pursuant to the Offer will not recognize gain or loss for U.S. federal income tax purposes as a result of the Offer.

THE FOREGOING DISCUSSION IS NOT INTENDED TO BE A COMPLETE ANALYSIS OR DESCRIPTION OF ALL POTENTIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS OR ANY OTHER CONSIDERATIONS OF THE SALE OF NOTES PURSUANT TO THE OFFER. THUS, HOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS AS TO THE SPECIFIC TAX CONSEQUENCES OF THE OFFER TO THEM, INCLUDING TAX RETURN REPORTING REQUIREMENTS, THE APPLICABILITY AND EFFECT OF FEDERAL, STATE, LOCAL, FOREIGN AND OTHER APPLICABLE TAX LAWS AND THE EFFECT OF ANY PROPOSED CHANGES IN THE TAX LAWS.

12.	Interests of Directors and Executive Officers; Transaction and Arrangements Concerning the Notes.

The following is a list of the directors and executive officers of the Company:

Name	Position
Stephen A. Sherwin, M.D.	Director, Chairman of the Board and Chief Executive Officer
David W. Carter	Director
Nancy M. Crowell	Director
James M. Gower	Director
John T. Potts, Jr., M.D.	Director
Thomas E. Shenk, Ph.D.	Director
Eugene L. Step	Director
Inder M. Verma, Ph.D.	Director
Dennis L. Winger	Director
Sharon E. Tetlow	Senior Vice President and Chief Financial Officer
Carol C. Grundfest	Senior Vice President, Regional Affairs and Portfolio Management
Christine McKinley	Senior Vice President, Human Resources
Robert H. Tidwell	Senior Vice President, Corporate Development
Marc L. Belsky	Vice President, Finance and Chief Accounting Officer

The business address for each of the Company’s directors and executive officers is 500 Forbes Boulevard, South San Francisco, California 94080, and the business telephone number for each is (650) 266-3000.

To the knowledge of the Company:

•	neither the Company, nor any of our executive officers, directors or affiliates, has any beneficial interest in the Notes;

•	the Company will not purchase any Notes from such persons; and

•	during the 60 days preceding the date of this Offer to Purchase, none of such officers, directors or affiliates have engaged in any transactions in the Notes.

In connection with his or her services to the Company and its affiliates, each of our directors and executive officers is a party to ordinary course stock option, stock unit and/or restricted stock plans or other arrangements involving the Common Stock of the Company. Except as described herein, none of the Company or, to the Company’s knowledge, any of its affiliates, directors or executive officers, is a party to any contract, arrangement, understanding or agreement with any other person relating, directly or indirectly, to the Offer or with respect to any of the Company’s securities, including any contract, arrangement, understanding or agreement concerning the transfer or the voting of the securities, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss or the giving or withholding of proxies, consents or authorizations.

13.	Market and Trading Information.

The Notes are not listed on any national or regional securities exchange or authorized to be quoted on any inter-dealer quotation system of any national securities association. Certain institutions and securities dealers do provide quotations for and engage in transactions in the Notes. In addition, quotations for securities that are not widely traded, such as the Notes, may differ from actual trading prices and should be viewed as approximations. To the extent that the Notes are traded, prices of the Notes may fluctuate greatly, depending on the trading volume, the balance between buy and sell orders, and other factors. Holders are urged to contact their brokers to obtain the best available information as to current market prices for the Notes.

The Common Stock into which the Notes are convertible is listed on the Nasdaq Global Market (“Nasdaq”), under the symbol “CEGE.” The following table sets forth, for the fiscal quarters indicated, the high and low intraday sale prices of the Company’s Common Stock as reported on Nasdaq. We did not declare or pay cash dividends with respect to our Common Stock during any of the periods indicated below and do not expect to pay cash dividends on our Common Stock in the foreseeable future.

	High	Low
2006
First Quarter	$8.02	$5.26
Second Quarter	$8.10	$4.80
Third Quarter	$5.40	$4.23
Fourth Quarter	$4.71	$3.32
2007
First Quarter	$5.01	$2.77
Second Quarter	$7.30	$3.34
Third Quarter	$4.23	$3.19
Fourth Quarter	$3.85	$2.09
2008
First Quarter	$3.36	$1.78
Second Quarter	$4.67	$2.59
Third Quarter	$3.50	$0.56
Fourth Quarter (to November 6, 2008)	$0.75	$0.09

On October 21, 2008, the Company received a Nasdaq Staff Deficiency Letter (the “Nasdaq Letter”) indicating that the Company had become non-compliant with the minimum $1.00 bid price requirement for continued listing on The Nasdaq Global Market as set forth in Nasdaq Marketplace Rule 4450(a)(5) because the price of the Company’s stock closed below the minimum bid price of $1.00 per share for a period of 30 consecutive business days. The Nasdaq Letter indicated that in light of extraordinary market conditions, Nasdaq had determined to suspend enforcement of the minimum bid price and market value of publicly held shares requirements through January 16, 2009. Accordingly, the Nasdaq Letter stated that in accordance with Nasdaq Marketplace Rule 4450(e)(2), the Company has 180 calendar days from January 20, 2009 (or until July 20, 2009) to regain compliance. In the event the Company does not regain compliance within this period, the Nasdaq Letter provided that the Company may consider applying to transfer to the Nasdaq Capital Market, which would allow the Company to take advantage of the additional 180 day compliance period provided on the Nasdaq Capital Market, if the Company meets all requirements for initial listing on the Nasdaq Capital Market, except for the minimum bid price requirement. If compliance is not demonstrated within the compliance period, the Nasdaq Letter indicated that the Nasdaq staff will provide written notification that the Company’s Common Stock will be delisted, after which the Company may appeal the Nasdaq staff determination to the Nasdaq Listing Qualifications Panel. The Company is currently evaluating its alternatives to resolve the listing deficiency. There can be no assurance that, if we do appeal the Nasdaq staff’s determination, that such an appeal would be successful.

On November 6, 2008, the last reported sales price of the Common Stock on Nasdaq was $0.33 per share. As of such date, there were approximately 86,809,651 shares of Common Stock outstanding.

14.	The Dealer Manager, Information Agent and Depositary.

Dealer Manager. Lazard Capital Markets LLC is acting as the Dealer Manager in connection with the Offer. In its capacity as Dealer Manager, Lazard Capital Markets LLC may contact Holders regarding the Offer and request brokers, dealers, commercial banks, trust companies and other nominees to forward this Offer to Purchase and related materials to beneficial owners of Notes.

The Company has agreed to pay the Dealer Manager a fee for its services as a Dealer Manager in connection with the Offer. In addition, the Company will reimburse the Dealer Manager for its reasonable out-of-pocket expenses, including the reasonable fees and expenses of its legal counsel. The Company has agreed to indemnify the Dealer Manager against certain liabilities under federal or state law or otherwise caused by, relating to or arising out of the Offer or its engagement as Dealer Manager.

The Company has engaged Lazard Frères & Co. LLC as its financial advisor in connection with the Offer and to assist the Company in connection with its evaluation of strategic alternatives. The Dealer Manager, Lazard Frères & Co. LLC and their respective affiliates may provide to us from time to time in the ordinary course of their business certain financial advisory, investment banking and other services for which they will be entitled to receive fees. The relationship between Lazard Frères & Co. LLC and the Dealer Manager is governed by a business alliance agreement between their respective parent companies. Lazard Frères & Co. LLC will receive a fee from the Dealer Manager in connection with the Offer.

From time to time, the Dealer Manager and its affiliates may trade securities of the Company for their own account or for the accounts of their customers and, accordingly, may hold long or short positions in the Notes at any time.

The Depositary and the Information Agent. The Company has retained U.S. Bank National Association to act as the Depositary, and Georgeson Inc. to act as the Information Agent, in connection with the Offer. All deliveries, correspondence and questions sent or presented to the Depositary or the Information Agent relating to the Offer should be directed to the addresses or telephone numbers set forth on the back cover of this Offer to Purchase.

The Company will pay the Depositary and the Information Agent reasonable and customary compensation for their services in connection with the Offer, plus reimbursement for out-of-pocket expenses. The Company will indemnify the Depositary and the Information Agent against certain liabilities and expenses in connection therewith, including liabilities under the federal securities laws.

Requests for additional copies of this Offer to Purchase and the Letter of Transmittal should be directed to the Information Agent at its address or telephone number on the back cover of this Offer to Purchase.

15.	Solicitation.

Directors, officers and employees of either the Company or its affiliates, the Information Agent or the Dealer Manager may contact Holders by hand, mail, telephone or facsimile regarding the Offer and may request brokers, dealers and other nominees to forward the Offer to Purchase and related materials to beneficial owners of the Notes. Such directors, officers and employees will not be specifically compensated for providing such services.

16.	Certain Legal Matters; Regulatory Approvals.

We are not aware of any license or regulatory permit that is reasonably likely to be material to our business that might be adversely affected by our acquisition of Notes as contemplated in the Offer or of any approval or other action by any government or governmental, administrative or regulatory authority or agency, domestic, foreign or supranational that would be required for our acquisition of Notes as contemplated by the Offer. Should any approval or other action be required, we presently contemplate that we will seek that approval or other action, but we have no current intention to delay the purchase of Notes tendered pursuant to the Offer pending the outcome of any such matter, subject to our right to decline to purchase Notes if any of the conditions in Section 10 have not been satisfied or waived. We cannot predict whether we would be required to delay the acceptance for payment of or payment for Notes tendered pursuant to the Offer pending the outcome of any such matter. We cannot assure you that any approval or other action, if needed, would be obtained or would be obtained without substantial cost or conditions or that the failure to obtain the approval or other action might not result in adverse consequences to our business and financial condition. If certain types of adverse actions are taken with respect to the matters discussed above, or certain approvals, consents, licenses or permits identified above are not obtained, we can decline to accept for payment or pay for any Notes tendered. See Section 10, “Conditions of the Offer.”

17.	Fees and Expenses.

Tendering Holders who hold Notes registered in their own names and who tender their Notes directly to the Depositary will not be obligated to pay brokerage fees or commissions, the fees and expenses of the Dealer Manager, the Information Agent or the Depositary or, subject to Instruction 7 of the Letter of Transmittal, transfer taxes on the purchases of Notes by the Company pursuant to the Offer. If you hold your Notes through a broker, dealer, commercial bank, trust company or other nominee, we urge you to consult such nominee to determine whether any transaction costs are applicable. The Company will pay all fees and expenses of the Dealer Manager, the Information Agent and the Depositary in connection with the Offer.

The Company will also reimburse brokers, dealers, commercial banks and trust companies for customary mailing and handling expenses incurred by them in forwarding materials to their customers. The Company will not, however, pay any fees or commissions to any broker, dealer or other person (other than the Dealer Manager, the Information Agent and the Depositary) in connection with the solicitation of tenders of Notes pursuant to the Offer.

18.	Miscellaneous.

We are not aware of any jurisdiction where the making of the Offer is not in compliance with applicable law. If we become aware of any jurisdiction where the making of the Offer or the acceptance of Notes pursuant to the Offer is not in compliance with any applicable law, we will make a good faith effort to comply with the applicable law. If, after a good faith effort, we cannot comply with the applicable law, the Offer will not be made to, nor will tenders be accepted from or on behalf of, the Holders residing in that jurisdiction.

Pursuant to Exchange Act Rule 13e-4, we have filed with the SEC the Schedule TO, which contains additional information relating to the Offer. The Schedule TO, including the exhibits and any amendments thereto, may be examined, and copies may be obtained, at the same places and in the same manner set forth under “Incorporation of Documents by Reference” in this Offer to Purchase.

YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS DOCUMENT OR TO WHICH WE HAVE REFERRED YOU. WE HAVE NOT AUTHORIZED ANY PERSON TO MAKE ANY RECOMMENDATION ON OUR BEHALF AS TO WHETHER YOU SHOULD TENDER OR NOT TENDER YOUR NOTES IN THE OFFER. WE HAVE NOT AUTHORIZED ANY PERSON TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION IN CONNECTION WITH THE OFFER OTHER THAN THOSE CONTAINED IN THIS DOCUMENT OR IN THE LETTER OF TRANSMITTAL. ANY RECOMMENDATION OR ANY SUCH INFORMATION OR REPRESENTATION MADE BY ANYONE ELSE MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, THE DEALER MANAGER, THE INFORMATION AGENT OR THE DEPOSITARY.

CELL GENESYS, INC.

November 7, 2008

The Letter of Transmittal and certificates representing Notes, and any other required documents should be sent or delivered by each Holder or such Holder’s broker, dealer, commercial bank, trust company or other nominee to the Depositary at one of its addresses set forth below. To confirm delivery of the Notes, Holders are directed to contact the Depositary. Holders submitting certificates representing Notes to be tendered must deliver such certificates together with the Letter of Transmittal and any other required documents by hand, mail or overnight courier. Facsimile copies of certificates representing Notes will not be accepted.

The Depositary for the Offer is:

U.S. BANK NATIONAL ASSOCIATION

By Regular, Registered or Certified Mail; Hand or Overnight Delivery:	By Facsimile (for Eligible Institutions only):

U.S. Bank National Association West Side Flats Operations Center 60 Livingston Avenue St. Paul, MN 55107 Attn: Brandi Steward (Cell Genesys, Inc. Notes due 2011)	(651) 495-8158 Fax cover sheets should provide a call back phone number and request a call back, upon receipt. Confirm Receipt by Calling: (651) 495-4738

For Information Call:

(800) 934-6802

Any questions or requests for assistance may be directed to the Information Agent or the Dealer Manager at their respective telephone numbers and addresses set forth below. Requests for additional copies of the Offer to Purchase, this Letter of Transmittal or related documents may be directed to the Information Agent at its telephone number or address set forth below. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.

The Information Agent for the Offer is:

17 State Street, 10th Floor

New York, NY 10004

(866) 206-4938 (Toll Free)

Banks and Brokerage Firms please call:

(212) 440-9800

The Dealer Manager for the Offer is:

LAZARD CAPITAL MARKETS

30 Rockefeller Plaza

New York, New York 10020

4 Embarcadero Center

San Francisco, CA 94111

(415) 281-3420

Attention: Convertible Securities Desk

Simon Manning